February 5, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Mail Stop 4561

Washington, D.C. 20549

Attention: Mr. J. Nolan McWilliams

Re:	Quality Distribution, LLC

QD Capital Corporation

Registration Statement on Form S-4

Filed December 18, 2009

File No. 333-163868 & -01 to -14

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed March 13, 2009

Form 10-Q for the Quarterly Period Ended September 30, 2009

Filed November 6, 2009

File No. 000-24180

Dear Ladies and Gentlemen:

Quality Distribution, LLC (“QD LLC”) and QD Capital Corporation (collectively, with QD LLC, the “Issuers”), together with Quality Distribution, Inc. (“QDI” and together, on a consolidated basis with its direct and indirect subsidiaries, the “Company”) and the other registrants under the Registration Statement on Form S-4 filed on December 18, 2009, have filed via EDGAR today their responses to the comments of the Staff contained in a letter, dated January 8, 2010, relating to the above-referenced filings. Set forth below are the comments contained in the Staff’s letter and immediately below each comment is our response with respect thereto.

Capitalization, page 21

1.	We note that in addition to disclosure of the capitalization of QDI and subsidiaries at September 30, 2009, you disclose the changes in the principal balances of your outstanding notes due to the completion of your exchange and tender offers on October 15, 2009. To provide clearer disclosure of the amounts that changed subsequent to September 30, 2009, and those that did not, please revise to present the detail of the total capitalization as of October 15, 2009 next to the September 30, 2009 amounts in the table. Alternatively, you may present the September 30, 2009 capitalization on an actual and pro forma basis as if the October 15, 2009 exchange and tender offers had occurred as of September 30, 2009.

We have revised the capitalization table to present the September 30, 2009 capitalization on a historical basis and on a pro forma basis on page 21 of the Amendment No. 1 to the Registration Statement on Form S-4 filed concurrently herewith (the “Amendment”).

Please note that we expect to be required pursuant to Rule 3-12 of Regulation S-X to file an Amendment No. 2 to the Registration Statement on Form S-4 (the “Second Amendment”). This Second Amendment

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

would reflect capitalization on December 31, 2009. Since the referenced events occurred on October 15, 2009, we believe that the issue presented in this comment would be mooted by the filing of the Second Amendment and that no pro forma capitalization table would be presented therein.

Selected Historical Financial Information, page 22

2.	Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, the acquisition of Boasso in fiscal 2007, the goodwill impairment in fiscal 2008, and accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

We have revised the Summary and Selected Financial Data tables on pages xiii and 24 of the Amendment to include additional facts and cross references to financial statement footnotes that describe the factors that materially affect the comparability of the information provided in the tables. These new notes are:

“(1) On December 17, 2007, we acquired 100% of the stock of Boasso America Corporation. The results of Boasso have been included in our results since the date of the acquisition. Refer to Note 4 to the Consolidated Financial Statements for the year ended December 31, 2008 included in this prospectus.

(2) The impairment charge resulted from an impairment analysis of goodwill and intangible assets performed during the quarter ended June 30, 2009. Refer to Note 2 to the Consolidated Financial Statements for the nine months ended September 30, 2009 included in this prospectus.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

— Overview, page 24

3.	We note your disclosure that in the first quarter of 2009 you began consolidating certain company-operated terminals and transitioning other company-operated terminals to affiliates which resulted in a larger portion of your revenue being generated by affiliates. In light of the fact that your disclosure indicates you recognize the gross amount of revenue and record the percentage allocated to the affiliate as “purchased transportation” expense, please explain to us how you continue to meet the requirements for gross revenue recognition as set forth in FASB ASC 605-45-45 (EITF 99-19).

We respectfully refer the Staff to our response dated October 6, 2003 to item number 37 per your comment letter regarding Registration Statement on Form S-1, File No. 333-108344, filed on August 29, 2003. Circumstances under which we recognize gross revenue have not changed. As noted in the 2003 response:

The application of EITF 99-19 to QDI’s truckload transportation, including tank wash services revenues supports gross revenue reporting through the weight of the following indicators - primary obligor, discretion in supplier selection, responsibility for general inventory risk as this applies to a service provider, latitude in establishing price, involvement in determining service specifications and responsibility for physical loss inventory risk. QDI’s revenue arrangements and credit risk arrangements with affiliates

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

are indicators of net revenue reporting. The collective weight of the indicators – with primary emphasis on QDI’s role as primary obligor and inventory risk – support gross revenue reporting. Analysis of each indicator supporting gross revenue reporting and discussion of those indicating net revenue reporting is provided as follows.

QDI is licensed as an operator authorized to engage in motor carrier operations and it is this license that enables QDI to legally contract with customers to provide truckload transportation and tank wash services. Each customer contract is between QDI and the customer and neither affiliates nor owner-operators are party to these contracts. The independent owner-operators and the affiliates are not licensed to directly engage in motor carrier operations and only provide such services on behalf of and as authorized by QDI, the licensed carrier. Additionally, the affiliates do not contract directly with customers. QDI has the discretion to choose how they will fulfill their contractual obligation with the end customer. The use of a non-asset based model does not change QDI’s primary obligation to the customer and consistent with this role as principal in the transaction QDI appropriately includes the actual carrier’s charges in the determination of gross revenue.

QDI is obligated to compensate the affiliate for their services performed regardless of whether the customer accepts the work. QDI as a licensed operator is required to provide insurance for fulfillment risks such as damaged, lost or stolen goods and delayed or incomplete deliveries. Customers have direct recourse to QDI for compensation for economic loss or associated consequences of unsatisfactory service quality. QDI’s risk of loss is mitigated by recourse to independent owner-operators or affiliates for amounts up to $15,000. Mitigation does not alter QDI’s primary responsibility for losses to the customer, the incidence of loss or the probable size of the loss.

QDI has full latitude to establish the price charged to customers for truckload transportation and other services. Independent owner-operators or affiliated operators are not involved in price negotiations with customers. Affiliates have the right to refuse to accept a delivery, however since QDI has a contractually binding obligation to fulfill the service to the customer per the contract, QDI would have to find another carrier or use its assets to provide the service it has contracted to perform. This right to refuse does not limit QDI’s latitude to establish prices.

QDI has discretion in selecting suppliers to service customer contracts and is only limited in this selection by geography and some agreements with affiliates. These agreements provide for some affiliates to be responsible for delivery to particular locations, however QDI has the ability to override these affiliate rights when service quality is unsatisfactory. For example where supplier performance is inconsistent with performance metrics established with customers, QDI has the discretion to reassign the provision of services among affiliates in the QDI program or to an independent owner-operator. Both QDI and their affiliates interface with customers to manage logistics, expedite delivery and resolve problems. QDI has primary and initial responsibility for assigning the service performance required and determination of service specifications. As needed, both QDI and the affiliate will liaise with the customer to ensure satisfactory completion of the contract for services. On service completion invoices are issued by QDI. While both QDI and the other operators are involved in the service performance, the ultimate responsibility in the eyes of the customer and in the contractual relationship rests with QDI.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

Indicators of net revenue reporting include QDI’s arrangement with affiliates and independent owner-operators providing for the affiliates to receive a portion of linehaul revenues, including tank wash. In addition, QDI bears credit risk in transactions with their customers for a portion of the customer revenue retained by QDI. When customer accounts are not paid after a period of time, QDI will charge a portion of the uncollected amounts to the affiliate who provided the service to the customer on behalf of QDI. The split of credit risk with affiliates does not as of itself significantly change QDI’s role as primary obligor with the risks and rewards of the principal in the revenue earning process.

— Liquidity and Capital Resources, page 39

4.	Please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

The liquidity discussion has been expanded to cover the three-year period through the addition of a chart and year-to-year comparisons on pages 40 - 41 of the Amendment. We expect to include similar disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in future filings.

5.	Please revise to disclose the estimated amount of capital expenditures expected during 2009.

We will disclose the estimated amount of capital expenditures during 2010 in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 as follows:

“As of [            ], we expected capital expenditures during 2010 to be approximately $[    ] million, although the actual amount of capital expenditures could differ materially because of operating needs, regulatory changes, covenants in our debt arrangements, other expense, including interest expense, or other factors.”

Audited Financial Statements for the year ended December 31, 2008

Statements of Operations, page F2

6.	We note from your disclosure on page 35 of MD&A that the major component of “Other (income) expense” is a $3.4 million gain on the settlement of an acquired pension obligation. Please explain to us the nature and terms of the transaction that resulted in this settlement and tell us how the gain was calculated and why you believe gain recognition is appropriate.

In November 2006, the Company acquired from a trucking company certain assets and a pension obligation under a multi-employer pension plan. The acquired pension obligation was $4.4 million, to be paid ratably through 2017. The Company made its scheduled payments through November 2008. In December 2008, the Company negotiated and signed a settlement agreement with the sponsor of the pension plan, reducing the remaining pension obligation to approximately $1.0 million. At the time of the

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

acquisition a settlement was not expected for the pension obligation. As such, the effect of the settlement was reflected in the statement of operations as a gain of $3.4 million in December 2008 in accordance with ASC 405-20-40.

Statement of Cash Flows, page F-8

7.	We note that the supplemental disclosures of non-cash information include a $2.95 million amount for the transfer of tractors from other assets to fixed assets in the year ended December 31, 2007. Please provide us details of this transaction and explain why tractors were included in “other assets” on the balance sheet prior to the transfer. As part of your response, please tell us if these assets were being depreciated prior to the transfer and tell us if there are any tractors currently included in the “Other assets” category at December 31, 2008 and 2007. If so, please explain why and tell us if these assets are being depreciated.

Prior to year end 2007, the Company had direct financing leases for tractors with owner-operators, which were included in other assets. These direct financing leases were recorded when an owner-operator purchased a tractor from our fleet. When this occurred, we would enter into a lease agreement for a tractor which was recorded as a direct financing lease in accordance with lease accounting as per ASC 840. During the last half of 2007, the Company experienced an increase in the percentage of owner-operator defaults on these direct financing leases. The increased default percentage was mainly due to the increase in owner-operator turnover. Upon owner-operator default, the direct financing leases were terminated. The related direct financing lease note receivable was written off and the tractor was brought back into property and equipment in accordance with lease accounting per ASC 840. There was no material impact to the income statement as the net investment being removed approximated the lower of its original cost, present fair value or present carrying amount. Upon transfer to property and equipment the assets were depreciated over their remaining useful lives. As new tractor leases were entered into during the last half of 2007, the Company assessed the accounting treatment for these leases per ASC 840. Given the high rate of default and uncertainty of collectability, such transactions did not qualify as sales and were not considered direct financing leases. Accordingly all subsequent tractor leases with owner-operators were treated as operating leases given the fact pattern in the latter half of 2007, which has remained consistent through December 31, 2009. There are no tractors in other assets at December 31, 2007 and 2008, respectively.

Notes to the Audited Financial Statements

— General

8.	We note from your disclosure on page 11 of the Risk Factors section, that Apollo and its affiliated funds own or control approximately 53.3% of QDI’s outstanding common stock and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

We will disclose in the footnotes to the financial statements included in the Second Amendment, QDI’s Annual Report on Form 10-K for the year ended December 31, 2009 and in future filings the following narrative:

“At December 31, 2009, Apollo and its affiliated funds owned or controlled approximately 52.2% of QDI’s outstanding common stock. As a result, Apollo can influence substantially all matters requiring shareholder approval, including the election of directors, the approval of significant corporate transactions, such as acquisitions and the ability to block an unsolicited tender offer.”

Note 2, Significant Accounting Policies

— Accrued Loss, Damage and Environmental Claims, page F-11

9.	We note your disclosure that effective March 31, 2008 you have a $2.0 million deductible per incident for bodily injury and property damage, an amount that was decreased from a $5 million per incident deductible prior to March 31, 2008. Please explain to us the reason for your decrease in deductible. Also, tell us the nature and amount of the effects, if any, this decrease in deductible had on your claims accrual during the year ended December 31, 2008.

During the first quarter of 2008, in order to reduce our risk exposure, we obtained a new insurance policy which reduced our $5 million deductible per incident for bodily injury and property damage to a $2 million deductible. We desired to reduce risk exposure prior to such time, but the re-insurance marketplace did not offer the opportunity at a reasonable premium. Our claims accruals declined during 2008 due to fewer drivers and fewer miles driven, and a reduction in the frequency and severity of accidents occurring. We incurred a slight increase in premium costs due to the reduction in the deductible, which we believe was offset by the declines in the claims accruals at December 31, 2008. Due to all of these factors, we cannot quantify the causal relationship between the reduction of the deductible to $2 million from $5 million and the decrease in our claims accrual.

— Other Service Revenue, page F-12

10.	We note that a significant part of other service revenue in fiscal 2008 consists of “container revenues.” Please explain to us, and revise your note to disclose the nature of container revenue and your accounting policy for recognizing that revenue.

We will expand disclosure regarding recognition of container revenues in the Second Amendment, the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 and in future filings. Expanded disclosure will be as follows:

“Container revenues included in other service revenue consist primarily of repair and storage services which are recognized as revenue when the services are rendered.”

Note 4, Acquisitions

11.	We note from the disclosures included in Note 4 that a significant portion of the purchase price for Boasso was allocated to goodwill. Please revise the notes to the Company’s financial statements to disclose the primary reasons for the acquisition transaction, including the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

Page 32 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 contained a description of the primary reasons for the acquisition and the factors that resulted in the recognition of goodwill. It reads in pertinent part:

To facilitate this growth, in December 2007 we acquired all of the outstanding capital stock of Boasso America Corporation (“Boasso”) for an aggregate purchase price of (i) $58.8 million in cash less the outstanding long-term indebtedness of Boasso, subject to a working capital adjustment, and (ii) a $2.5 million 7% promissory note with a two-year maturity for the benefit of Boasso’s principal stockholder, Walter J. Boasso (the “Boasso Note”) excluding fees and direct costs.

Boasso is the leading provider of International Organization for Standardization, or ISO, tank container transportation and depot services in North America. The ISO tank container business generally provides services that facilitate the global movement of liquid and dry bulk chemicals, pharmaceuticals and food grade products. The ISO tank container transportation market has experienced significant recent growth as chemical manufacturers move towards greater utilization of ISO tank containers to efficiently transport their products around the world via sea, land and air. In addition to further enhancing our scope of services, we believe there are synergies to be achieved from the Boasso acquisition, including lower insurance cost for the Boasso business and reduction of duplicative overhead and facilities.

Since the above discussion was presented in the Company’s 2007 Form 10-K, it was not repeated in the Company’s 2008 Form 10-K.

Additional factors we considered are as follows:

•

Boasso offers supplementary intermodal ISO tank transportation services for our customers in the areas of import/export container drayage to and from major port operations, domestic intermodal door-to-door service and railcar to truck transloading services, with particular focus in the chemical industry;

•	Boasso provides a high margin opportunity as compared to the general tank truck market;

•	Boasso provides an avenue to expand the Company’s drayage and cleaning services and limited depot services;

•	Boasso has strong customer relationships and a strong management team; and

•	Boasso’s model is asset light with relatively low capital requirements, similar to the Company’s model.

Note 11, Goodwill and Intangible Assets, page F-21

12.	We note that as of December 31, 2008 and 2007 the goodwill balance was $173.5 million and $l73.6 million, respectively. Please revise to include disclosure of goodwill by reportable segment and any changes in the allocation of goodwill by segment. See ASC 350-20-50-1.

We will expand disclosure in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 as follows:

As of December 31, 2008 and 2007 the goodwill balance was $173.5 million and $173.6 million, respectively. The allocation of goodwill changed from 2007 to 2008 due to the requirement to report

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

segment operating results because of our December 2007 acquisition of Boasso, which created two reportable business segments for financial reporting purposes. Goodwill by segment and the related changes for each segment for 2008 were as follows:

	Purchase Price
	FY 2007	Acquisitions	Adjustments	Reallocation	FY 2008
Trucking	$138.4	$0.9		$5.0	$144.3
Container services	31.3		(1.0)	(1.1)	29.2
Other revenue	3.9			(3.9)	—

	$173.6	$0.9	$(1.0)	$—	$173.5

13.	We note your disclosure that you perform the goodwill impairment test annually during the second quarter with a measurement date of June 30th and no impairment was determined to have occurred as of June 30, 2008. In light of your disclosures in MD&A that revenue in 2008 from the pre-existing business was affected by the continuing softness in the housing and automotive industries and general weakening of the economy, please tell us if you performed an interim impairment analysis as of December 31, 2008. If not, please tell us why you believe an interim impairment analysis was not necessary at that time.

We evaluated indicators of impairment quarterly following our annual goodwill impairment test at June 30, 2008 through year end 2008, including the quarter ended December 31, 2008. There were no indications that a triggering event had occurred as of December 31, 2008.

Additionally, we respectfully refer the Staff to paragraph 2, Note 2, Goodwill and Intangible Assets, from our Form 10-Q for the quarter ended June 30, 2009, which states:

We have evaluated at least quarterly whether indicators of impairment exist by reviewing our market capitalization. Prior to our June 30, 2009 analysis, we did not believe that factors attributable to the economic downturn would impact the recoverability of our goodwill. Our performance since the prior period’s goodwill impairment test at June 30, 2008 through year end 2008 trended positive and there were no indications from our quarterly reviews that a triggering event had occurred. The first quarter of 2009 showed improved operating income year over year and strong operating cash flow; however, due to the continuing economic downturn, we reviewed not only our market capitalization, but also performed a discounted cash flow analysis based on assumptions adjusted to reflect the current economic environment and which we believed to be appropriate at the time. The conclusions from our extended analysis at March 31, 2009 did not indicate a trend in operating results that would foretell of impairment to our goodwill. For our June 30, 2009 analysis, we adjusted further our assumptions used, such as growth and discount rates, in the annual impairment test to reflect the persistence of the downward economic trend.

We will incorporate the above language into the Second Amendment and into the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

Note 13, Long Term Indebtedness, page F-22

14.	We note that during 2008 you repurchased $24.2 million of the 9% Notes for $7.7 million plus accrued interest of $.2 million resulting in a pre-tax gain on extinguishment of debt of $16.5 million. Please explain to us how you were able to repurchase these 9% senior notes for a gain. As part of your response, please tell us if any of the debt holders were related parties.

Although the 9% Notes are not listed for trading on any exchange, a market for such notes exists. We consummated all repurchases of the 9% Notes in 2008 through a third party broker at the then current market prices. The market prices at the time of the repurchases were approximately 30% of the par value of the 9% Notes, resulting in a gain on extinguishment of the notes of $16.5 million. We are not aware of any repurchases from related parties by the broker.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

Statement of Operations, page F-54

15.	We note that the weighted-average number of shares used in the basic EPS calculation for both the three months and nine months ended September 30, 2009 appears to be significantly less than the number of shares reported as outstanding on the statements of shareholders’ equity for those time periods. Please explain to us how you determined the weighted-average number of shares used in the basic EPS calculation for those two periods.

Consistent with ASC 260-10-55, our calculation of basic weighted average shares is a calculation of the arithmetical mean of shares outstanding during the applicable period. To reach this number, for each day in the period, we added the number of outstanding shares, less the amount of unvested restricted shares and then divided the sum by the number of days in the period. The average amount of outstanding shares, less the amount of unvested restricted shares, was 19,455,123 and 19,443,970 for the three months and nine months ended September 30, 2009, respectively. Certain activity during the reporting period will change the daily balance of outstanding shares such as restricted share vesting or restricted share grants.

Statements of Cash Flows, page F-58

16.	We note that the adjustments to reconcile net income to net cash provided by (used in) operating activities include a $42.5 million provision for deferred tax asset valuation allowance. Please explain to us the nature of this amount and the facts and circumstances that gave rise to this provision.

The $42.5 million tax provision is related to the goodwill impairment charge that was recorded in the quarter ended June 30, 2009 when we performed our annual goodwill impairment evaluation. As such, we respectfully refer the Staff to paragraph 3, Note 2, Goodwill and Intangible Assets, from our Form 10-Q for the quarter ended June 30, 2009, which states:

The provision for income taxes associated with the goodwill impairment was $37.6 million for the quarter ended June 30, 2009. This includes a tax benefit of $4.9 million for the write-off of tax deductible goodwill and income tax expense of $42.5 million resulting from the recognition of a valuation allowance against deferred tax assets that we no longer believe are more likely that not to be realized. The recognition of the valuation allowance was triggered by the goodwill impairment.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

The goodwill impairment charge created significant cumulative losses when performing the cumulative loss analysis based on a 3-year period in accordance with ASC 740, which supported an increase in the tax valuation allowance.

We will incorporate the above expanded discussion in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

Note 1, Summary of Significant Accounting Policies

— New Accounting Pronouncements, page F-59

17.	We note your disclosure that the redeemable noncontrolling interest consists of preferred stock issued by a subsidiary of QDI that is held by holders other than QDI, and that these holders have the right to cause you to redeem your shares of preferred stock. Please tell us, and disclose in the notes to the financial statements the nature of the terms and conditions of the preferred stock that would cause you to be obligated to redeem the shares. Also, please tell us and disclose in the notes to the financial statements how you determined the fair value of the noncontrolling interest at January 1, 2009 (upon adoption of SFAS No. 160) and at September 30, 2009, and disclose how you will record any subsequent adjustments to the initial fair value. See guidance in FASB ASC 480-l0-S99-3A (EITF Topic D-98). Additionally, we believe that the audited financial statements as of December 31, 2008 should be revised to recapture the minority interest as “redeemable noncontrolling interest” consistent with the presentation in the September 30, 2009 financial statements. As outlined in paragraph 5 of SFAS No. 160, the presentation and disclosure provisions are to be applied retrospectively for all periods presented. Also, please explain why there were no net earnings or losses attributed to the redeemable non-controlling interest during the periods presented in the financial statements.

Shares of Series C preferred stock of our subsidiary, Chemical Leaman Corporation (“CLC”) are held by two shareholders that are not affiliated with us. These shareholders are entitled to dividends on their shares of Series C preferred stock, payable quarterly, at a rate of 8% (or $480 per share) annum on each share of Series C preferred stock. As of December 31, 2009 all 302 shares were outstanding and fully redeemable at an aggregate redemption value of $1.833 million. As the shares are currently redeemable, they can be analogized to a loan or liability to the Company and therefore the dividend payments are equivalent to interest payments on a loan. The earnings attributable to the noncontrolling interest are not material and therefore have no impact on the Consolidated Statements of Operations. We also note that the earnings attributable to the noncontrolling interest are fixed per the previously referenced exchange agreement and therefore are never expected to be material to the Company.

We will incorporate the above additional disclosure in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009.

18.	We note that neither your statement of shareholders’ equity nor the notes to the financial statements include a reconciliation of equity attributable to the redeemable noncontrolling interest. Please note that if there are any changes to the balance of the redeemable noncontrolling interests, such as for subsequent adjustments of redeemable equity to the redemption value, FASB ASC 810-10-50-1A(c) requires you to reconcile changes in total equity (both permanent and temporary) each reporting period. Although it can be included in the same table or disclosure, the reconciliation of redeemable noncontrolling interests should be presented separately from, and the totals should not be combined with, the permanent equity amount.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

We respectfully refer the Staff to our response in Comment 17.

Note 11, Subsequent Events, page F-75

19.	We note your disclosure that in connection with an exchange offer completed on October 15, 2009, you received approximately $83.6 million of your 9% Notes in exchange for the issuance of approximately $80.7 million aggregate principal amount of 11.75% Senior Subordinated PIK Notes due 2013 and approximately 1.75 million warrants as well as the payment of approximately $1.8 million in cash. In light of the differences in the interest rates and other terms of the exchanged notes, and the additional cash and warrants issued, please explain to us and in Note 11 how you accounted for this exchange, including any gain or loss recognized. Also, please tell us and explain in Note 11 how you determined the value of the warrants issued and how you have accounted for these warrants in your financial statements. Additionally, please explain how you accounted for the issuance of the 2012 Notes in exchange for new 10% Senior Notes due 2013, including the amount of any gain or loss recognized.

Disclosures of the results of the settlement of the Company’s exchange offer will be included in the Second Amendment and in the Company’s Annual Report of Form 10-K for the year ended December 31, 2009. Disclosures will be as follows:

Upon settlement of the Company’s 9% Senior Subordinated Notes due 2010 (the “Old Sub Notes”) and Senior Floating Rate Notes due 2012 (the “Old Senior Notes” and, together with the Old Sub Notes, the “Old Notes”) in exchange for new 11.75% Senior Subordinated PIK Notes due 2013 (the “New Sub Notes”) new 10% Senior Notes due 2013 (the “New Senior Notes” and, together with the New Sub Notes, the “New Notes”) and warrants to purchase QDI common stock (the “Warrants”) (collectively the “Exchange Offer”), and completion of a cash option payment of $1.8 million for validly tendered Old Sub Notes (the “Retail Tender Offer”), there were: (1) Old Notes that were exchanged for New Notes, (2) Old Notes that were extinguished as a result of the Retail Tender Offer, (3) Old Notes that were not exchanged or tendered, and (4) Warrants that were issued in connection with the exchange of Old Sub Notes for New Sub Notes.

1.	Old Notes for which holders chose to exchange for New Notes

The issuance of the New Sub Notes for the Old Sub Notes and the issuance for the New Senior Notes for the Old Senior Notes were each accounted for as a debt modification in accordance with ASC 470-50-40. In accordance with ASC 470-50-40-12-c, since the prepayment option (or any put or call feature) of the Old Notes is exercisable at any time, we assumed that the prepayment option exercised immediately on the date of amendment. Further, ASC 470-50-40-12 provides that if debt is callable or puttable and the exercise of the put or call would usually result in the smallest change in cash flows, then the issuance is presumed to be a modification. We have performed the cash flows analysis assuming exercise by the Company of the prepayment option on the amendment date which resulted in less than a 10% change in cash flows. Based on this analysis, we have accounted for the transaction as a debt modification. Since the exchange of the Old Notes for the New Notes was a par for par exchange, no gain or loss resulted from the settlement of that exchange.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

In accordance with ASC 470-50-40, costs incurred with the Exchange Offer are associated with the replacement or modified debt instrument and, along with any existing unamortized premium or discount, amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the interest method. Therefore, the original pro-rata share of the deferred finance costs and original issue discounts related to the Old Notes that were exchanged in the Exchange Offer will remain with, and be amortized over the terms of, the New Notes. The pro-rata share of the new costs were added and also will be amortized over the terms of the New Notes. The balance of deferred finance costs associated with the New Sub Notes and the New Senior Notes at December 31, 2009 was $1.4 million and $3.4 million, respectively. Any third party costs were expensed as incurred.

2.	Old Sub Notes that were extinguished as a result of the Retail Tender Offer

Since the Retail Tender Offer provided cash consideration for the Old Notes, the Retail Tender Offer was accounted for as an extinguishment of debt in accordance with ASC 405-20-40. As such, the Company wrote off the value of any Old Sub Notes for which we received cash consideration in accordance with the Retail Tender Offer. The Company paid $1.8 million in cash consideration for $3.0 million of the Old Sub Notes which resulted in a gain on extinguishment of $1.2 million. The pro-rata share of the deferred finance costs related to the extinguished debt were minimal and were written off. Any third party costs associated with the extinguishment, which were also minimal, were expensed as incurred.

3.	Remaining Old Notes

The remaining Old Notes continue to be accounted for in the same manner as prior to the Exchange Offer and the Retail Tender Offer. The original terms of the remaining balances did not change. The deferred finance costs associated with the remaining Old Notes continue to be amortized over the original term of the Old Notes. The balance of deferred finance costs associated with the Old Sub Notes and the Old Senior Notes at December 31, 2009 was $0.1 million and less than $0.1 million, respectively.

4.	Warrants

The 1.75 million Warrants issued with the New Subordinated Notes are detachable warrants because they can be traded separately from the note with which they were issued and are accounted for separately in accordance with ASC 815-40-25. The Warrants are classified as equity based on consideration of ASC 480-10-25, EITF 07-5 and EITF 00-19. The warrants are accounted for at their fair value upon completion of the Exchange Offers on October 15, 2009, which is based on the closing price of the common stock of $3.82 on that date. $6.7 million representing the fair value of the warrants was recorded to stock purchase warrants, within shareholders’ equity, with a corresponding entry to Discount on Sub Notes. The discount will be amortized over the life of the New Sub Notes. The balance of discount associated with the Warrants at December 31, 2009 was $6.4 million.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

20.	We note from the disclosure included in Note 11 that the 2013 Notes and the 2013 PIK Notes that were issued in October of 2009 are fully and unconditionally guaranteed on a joint and several basis by QDI, the Company’s other subsidiary guarantors and certain of the Company’s future U.S. restricted subsidiaries. Please tell us and revise the notes to the Company’s financial statements to indicate whether the Company and all of the subsidiary guarantors are 100% owned by QDI as required by Rule 3-10(d) of Regulation S-X.

Also, we note that the Company has included condensed consolidating financial information in Note 12 with respect to the parent, the issuers and the guarantor and non-guarantor subsidiaries of the Company’s 9% Senior Subordinated Notes due 2010 and the Senior Floating Rate Notes due 2012. Please tell us and revise Note 12 to the interim financial statements and Note 20 to the audited financial statements to clarify whether these same guarantor and non-guarantor subsidiaries are applicable to the 2013 Notes and the 2013 PIK Notes. Alternatively, if there are different guarantors for these obligations, please revise the notes to the Company’s annual and interim financial statements to include the condensed consolidating financial information required by Rule 3-10(d) of Regulation S-X.

Also, please revise the notes to the financial statements to include the disclosures required by Rule 3-l0(i)(9) and (10) of Regulation S-X with respect to the 2013 Notes and the 2013 PIK Notes, as applicable.

Under Rule 3-10(h) of Regulation S-X, “100% owned” means that all outstanding voting shares are owned, directly or indirectly, by the parent. In turn, the Rule 1-02(z) of Regulation S-X definition of “voting shares,” includes securities with “all rights . . . to vote for election of directors.” Further, Commission Release No. 33–7878 states that all securities that are convertible into voting securities must be owned by the parent as well for the subsidiary to qualify as 100% owned.

No debt securities of any subsidiary of QD LLC (collectively, the “Subsidiaries”) constitute voting shares. QD LLC owns all of the equity securities of the Subsidiaries other than of Chemical Leaman Corporation. Chemical Leaman Corporation has outstanding shares of one series of preferred stock in addition to its shares of commons stock. These outstanding Series C preferred shares have neither voting rights nor conversion rights. Accordingly, shares of Series C preferred do not constitute voting shares, and all subsidiaries are 100% owned.

We will include disclosure in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 to indicate that QDI and all of the subsidiary guarantors are 100% owned by QDI as follows:

The 2013 Senior Notes are our subsidiaries’, QD LLC and QD Capital, senior unsecured obligations and are fully and unconditionally guaranteed on a senior unsecured basis, jointly and severally, by QDI, our other subsidiary guarantors, and certain of our future U.S. restricted subsidiaries. The 2013 PIK Notes are our subsidiaries’, QD LLC and QD Capital Corporation, unsecured and senior subordinated obligations and are fully and unconditionally guaranteed on an unsecured and senior subordinated basis, jointly and severally, by QDI, our other subsidiary guarantors, and certain of our future U.S. restricted subsidiaries. QD LLC, all its subsidiary guarantors and QD Capital are 100% owned by QDI.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

We refinanced debt in 2009. The guarantor and non-guarantor subsidiaries for the old debt and the new debt are the same. We will include disclosure in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 as follows:

The Senior Floating Rate Notes due 2012 and the 10% Senior Notes due 2013 issued by QD LLC and QD Capital, are unconditionally guaranteed on an senior unsecured basis pursuant to guarantees by all of our direct and indirect domestic subsidiaries, and by QDI. The 9% Senior Subordinated Notes due 2010 and the 11.75% Senior Subordinated PIK Notes due 2013 issued by QD LLC and QD Capital, are unconditionally guaranteed on a senior subordinated basis pursuant to guarantees by all of our direct and indirect domestic subsidiaries, and by QDI. Each of our direct and indirect subsidiaries, including QD LLC, is 100% owned. All non-domestic subsidiaries including Levy Transport, Ltd. are non-guarantor subsidiaries. QD Capital has no material assets or operations.

Further, we will include disclosure in the Second Amendment and in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 as follows:

QD LLC conducts substantially all of its business through and derives virtually all of its income from its subsidiaries. Therefore, its ability to make required principal and interest payments with respect to its indebtedness depends on the earnings of subsidiaries and its ability to receive funds from its subsidiaries through dividend and other payments. The subsidiary guarantors are wholly owned subsidiaries of QD LLC and have fully and unconditionally guaranteed the 9% Senior Subordinated Notes due 2010 and the Senior Floating Rate Notes due 2012, and the 10% Senior Notes due 2013 and the 11.75% Senior Subordinated PIK Notes due 2013 on a joint and several basis.

QDI has no significant restrictions on its ability to receive funds from its subsidiaries.

21.	We note your disclosure that on October 10, 2009 you sold substantially all of the operating assets of your QSI tank wash subsidiary and as of September 30, 2009 the assets related to this subsidiary are presented as held for sale. Please tell us why you have not presented the operations of this subsidiary as discontinued operations on the statement of operations for the nine months ended September 30, 2009. See guidance in FASB ASC 205-20-45 (paragraphs 41-44 of SFAS No. 144)

The following criteria under ASC 205-20 was considered in determining whether the sale of substantially all of the operating assets of Quala Systems, Inc. (“QSI”) should be reported as a discontinued operation. Both of the criteria below must have been met in order for the transaction to qualify for treatment as a discontinued operation:

a.	the operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction, and

b.	the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

In order to address criteria in (a) above, we first had to determine whether QSI was a component under ASC 205-20. QSI was identified as the component for purposes of performing the cash flows analyses since it was considered a group of assets that represented the lowest level for which identifiable cash

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

flows were largely independent of the cash flows of other groups of assets and liabilities, consistent with ASC 360-10-20. QSI represented a distinguishable operation (i.e. tankwash services) and was independent (not a part of a larger cash-flow generating group), of other operating activities at the Company. Therefore, QSI was clearly distinguished operationally and for financial reporting purposes and therefore a component of the Company under ASC 205-20.

Next, in addressing part (a) above, we determined whether the operations and cash flows had been eliminated from the ongoing consolidated operations of the Company. Subsequent to the sales date, it was noted that continuing cash flows are expected to be generated by the ongoing entity by way of cash outflows for the purchase of tankwash services previously supplied by QSI. These continuing cash flows are the result of a continuation of activities between the ongoing entity, the Company, and the disposed component, QSI. Therefore, an evaluation of the significance of the continuing cash flows was performed.

While there is no bright line, under EITF 03-13, examples within Exhibit EITF 03-13B suggest that continuing cash flows of 20 percent or more would be considered significant and 5 percent or less would be considered insignificant. As noted in example 6 of Exhibit EITF 03-13B, a computation is performed in order to determine the significance of cash flows as follows: cash outflows paid by the ongoing entity to the disposed component divided by the cash outflows (i.e. cost of sales) of the disposed component.

We performed a similar calculation whereby we calculated the continuing cash outflows paid by the Company, the ongoing entity, for tank wash services and compared them to the cash outflows of QSI, the disposed component. We estimated that the continuing cash outflows approximated 39% of the cash outflows that would have been recognized by QSI and, therefore, determined them to be significant. Since the continuing cash outflows were deemed significant, the criteria in part (a) above was not met and the transaction did not qualify as a discontinued operation.

Since part (a) above was not met, an evaluation of part (b) was not necessary.

Accordingly, the sale of QSI was not presented as a discontinued operation in the statement of operations for the historical periods presented.

Exhibit 5.1

22.	In the listing of assumptions on page 3, please have counsel delete assumption (c). These assumptions appear to form the fundamental basis of a legal conclusion that should be opined upon by legal counsel.

We expect to file as an exhibit to an amendment to the Issuers’ Registration Statement on Form S-4 filed on the date of effectiveness (the “Exhibit Amendment”) a new legal opinion from counsel that deletes the above assumption. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

23.	Please have counsel reconcile the first full paragraph on page 4 with the previous paragraph by including in the jurisdictional limitation the statement “other than as set forth above.”

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that includes the above statement. The form of legal opinion containing this statement was previously provided to the Staff supplementally.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

24.	Please have counsel delete the last sentence on page 4 or refile the opinion dated the date of effectiveness.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel dated as of the date of effectiveness.

Exhibit 5.2

25.	In the listing of assumptions on page 2, please have counsel delete assumption (c). These assumptions appear to form the fundamental basis of a legal conclusion that should be opined upon by legal counsel.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above assumption. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

26.	Please have counsel revise its opinion letter to opine whether the guarantees are binding obligations under New York law.

Opinions as to New York law are included in the legal opinion filed as Exhibit 5.1. Accordingly, we expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the surplus language giving rise to this issue. The form of legal opinion containing these deletions was previously provided to the Staff supplementally.

Exhibit 5.3

27.	Counsel may not limit reliance. Accordingly, please have counsel delete the last sentence on page 2.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above sentence. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

Exhibit 5.4

28.	In the listing of assumptions on page 4, please have counsel delete assumption (iv). Alternatively, please provide an explanation for the assumption that “the transactions contemplated by the Indentures serve legitimate corporate purposes of and are fair to Boasso.”

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above assumption. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

29.	We view the statement “that a Louisiana lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to such opinions” as an unacceptable practice qualification. Please have counsel delete this qualification.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above qualification. The form of legal opinion deleting this qualification was previously provided to the Staff supplementally.

30.	Please have counsel delete paragraph 5.5 or refile the opinion dated the date of effectiveness.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel dated the date of effectiveness.

31.	Counsel may not limit reliance. Accordingly, please have counsel delete the last sentence of paragraph 5.7

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above sentence. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

Exhibit 5.5

32.	Counsel may examine any documents it feels that it needs to render its opinion. Therefore, please have counsel revise Opinion 1 to remove the implication that its opinion is based solely upon examination of the Nevada Guarantor Good Standing Certificate.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that revises the above opinion. The form of legal opinion containing this revision was previously provided to the Staff supplementally.

33.	Counsel may not limit reliance. Accordingly, please have counsel delete the first sentence of the last paragraph on page 5.

We expect to file as an exhibit to the Exhibit Amendment a new legal opinion from counsel that deletes the above sentence. The form of legal opinion containing this deletion was previously provided to the Staff supplementally.

Exhibit 12.1 Ratio of Earnings to Fixed Charges

34.	The statement following the table which indicates that “for the nine months ended September 30, 2009 and 2008, earnings were insufficient to cover fixed charges by approximately $111.2 million and $1.0 million” is inconsistent with the amounts presented in the table which indicate that the deficiency for the nine months ended September 30, 2009 was $148,152. Please reconcile and revise these amounts.

We have revised the statement in Exhibit 12.1 to the Amendment filed concurrently herewith to state that earnings for the nine months ended September 30, 2009 and 2008 were insufficient to cover fixed charges by approximately $148.2 million and $0.9 million, respectively.

35.

We note from the disclosure included in Note 11 that the Company completed an exchange offer in October 2009 in which the 2013 Notes and the 2013 PIK Notes were issued to retire $134.5 million of the Company’s 2012 Notes and $83.6 million of the Company’s 9% Notes. If this exchange transaction is expected to impact the Company’s historical ratio of earnings to fixed

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

charges by ten percent of more, please revise Exhibit 12.1 to include the calculation of the pro forma ratio of earnings to fixed charges for the latest fiscal year and subsequent interim period presented giving effect to the exchange transaction. Refer to the guidance outlined in Item 503(d) of Regulation S-K.

Also, please include disclosure of the Company’s historical ratios of earnings to fixed charges and its pro forma ratios of earning to fixed charges for the latest fiscal year and subsequent interim period presented in your Summary Financial Information on page xi. Refer to the guidance in Instruction 2(D) to Item 503(d) of Regulation S-K.

We do not believe that pro forma ratios are required in this case by Item 503(d) of Regulation S-K. 503(d) requires a pro forma ratio of earnings to fixed charges if the “proceeds” from securities registered are to be used to repay or to retire debt securities. The notes to be registered pursuant to the Issuers’ Registration Statement on Form S-4 are offered merely to exchange registered notes for a like-kind of unregistered notes. No proceeds will be generated from this exchange.

Further, the exchange offer noted in the comment above is not the offer of securities for which registration on Form S-4 is sought and was completed in October 2009. The October 2009 exchange offer was a private exchange for the Issuers’ existing debt securities that preceded the registered offering. Even if, in the Staff’s view, the two exchange offers are integrated parts of a single transaction, the October 2009 exchange offer also did not generate any proceeds. Therefore, Item 503(d) would not require pro forma ratios for this integrated offer either.

Furthermore, we do not believe that such pro forma ratios are important to the investment decision of the recipients of the prospectus contained in the Registration Statement on Form S-4. These recipients need only to evaluate whether they prefer to have registered or unregistered debt securities; all other terms of the securities are the same. Accordingly, the recipients’ investment decision is whether they prefer securities with transfer restrictions applicable under the Securities Act or securities free of such restrictions. Their choice would not be informed by pro forma ratios.

Separately, the Issuers are smaller reporting companies within the meaning of Item 10(f) of Regulation S-K and are accordingly permitted not to comply with Item 503(d).

Disclosure of QDI’s historical ratios of earnings to fixed charges is presented in the Summary Financial Information on page      of the Amendment filed concurrently herewith.

Exhibit 23.1 Consent of PricewaterhouseCoopers LLC

36.	Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-4 registration statement.

At the request of the Staff, PricewaterhouseCoopers LLP will provide a currently dated consent in any future amendments to the Registration Statement on Form S-4. Such a consent is included as an exhibit to the Amendment filed concurrently herewith.

Other

37.	In the event of a delay in the effectiveness of the Form S-4 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Mr. J. Nolan McWilliams

Securities and Exchange Commission

February 5, 2010

As noted above, we expect to file in the Second Amendment financial statements and related disclosures satisfying the requirements of Rule 3-12 of Regulation S-X.

Quality Distribution Inc. Annual Report on Form 10-K for the year ended December 31, 2008

Quarterly Report on Form 10-Q for the Quarter ended September 30 2009

38.	Please address our comments on the financial statements and related disclosures included in the Form S-4 registration statement of Quality Distribution LLC in an amendment to the Annual Report on Form 10-K and the Quarterly Report on Form l0-Q of Quality Distribution, Inc., where applicable.

Where applicable we propose to address the Staff’s comments in the Amendment, the Second Amendment, the Company’s Annual Report on Form 10-K for the year-ended December 31, 2009 and in future filings.

Very truly yours,

/s/ Jonathan C. Gold

Jonathan C. Gold
Senior Vice President, General Counsel and Secretary

cc:	Amanda Ravitz, Securities and Exchange Commission

Claire Erlanger, Securities and Exchange Commission

Linda Cvrkel, Securities and Exchange Commission

William E. Turner II, Esq., Barack Ferrazzano Kirschbaum & Nagelberg LLP

Jeff Gilbert, PricewaterhouseCoopers LLP